Exhibit 99.1

NewsRelease

TC Energy to highlight sustainable long-term growth at virtual Investor Day

CALGARY, Alberta - November 17, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) will host its annual Investor Day in a virtual format today. The Company will provide a financial update and review strategic plans for its natural gas pipelines, liquids pipelines and power and storage businesses in Canada, the United States and Mexico.

“Despite the challenges brought about by COVID-19, our $100 billion portfolio of high-quality, long-life energy infrastructure assets remain resilient as evidenced by near record financial results expected again in 2020,” said Russ Girling, TC Energy’s president and chief executive officer. “Looking forward, we continue to advance $37 billion of commercially secured projects that will expand and extend our asset footprint across North America. Notably, these projets are underpinned by cost of service regulation and/or long-term, take-or-pay contracts.”

“Our secured capital program, along with a robust portfolio of other projects under development, is expected to drive future growth in earnings and cash flow per share. Based on the confidence we have in our business plan, we are reaffirming that we expect to grow our common share dividend at an annual rate of eight to 10 per cent in 2021 and five to seven per cent thereafter,” added Girling. “Our dividend outlook is in line with our historical approach to capital allocation and consistent with average annual increases in the dividend since 2000.”

Looking forward, TC Energy is well positioned to capture significant additional growth opportunities that are expected to arise as the world both consumes more energy and transitions to a less carbon intensive energy mix. Our network of critical energy infrastructure will be used extensively for decades to come and continue to generate significant in-corridor growth potential. As the world transitions to a low-carbon future, new prospects are expected to emerge. With a deep understanding of energy markets, strong stakeholder relationships, significant financial capacity, and extensive technical expertise across a broad range of energy sources including natural gas, crude oil, nuclear, hydro, wind, solar and other emerging technologies, we expect to continue to grow our portfolio in a manner that aligns with our risk preferences, return expectations and organizational capabilities.

On October 29, 2020, TC Energy announced that its Board of Directors declared a quarterly dividend of $0.81 per common share for the quarter ending December 31, 2020. The quarterly amount equates to $3.24 per common share on an annualized basis and represents an eight per cent increase over the amount declared in 2019. TC Energy’s Board of Directors has increased the common share dividend in each of the last twenty years, from $0.80 per common share in 2000 to $3.24 per common share in 2020, resulting in an average annual increase of seven per cent. The current common share dividend equates to a dividend yield of approximately 5.75 per cent based on the closing price of TC Energy’s common shares on the Toronto Stock Exchange on November 16, 2020.

“With significant internally generated cash flow and continued access to capital markets on compelling terms, we are well positioned to prudently fund our $37 billion secured capital program in a manner that is consistent with maintaining our strong credit profile and targeted credit metrics,” concluded Girling.

Today’s virtual event is scheduled from 7:30 a.m. to 11:00 a.m. MST (9:30 a.m. to 1:00 p.m. EST). Interested parties may view the webcast live from TC Energy’s website at TCEnergy.com/InvestorDay or directly at https://webcast.fmav.ca/tcenergy2020/. The webcast will also be posted online for replay following the event.

For anyone wishing to listen by phone, the event will also be accessible by conference call at 1-800-898-3989 (toll free) or 1-416-695-7850 (direct), using passcode 6772091#.

The presentation materials will be available at TCEnergy.com/InvestorDay at 6:00 a.m. MST (8 a.m. EST).

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov .

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522